

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

<u>Via Facsimile</u>
Mr. Gregory E. Hare
Chief Financial Officer
Applied Visual Sciences, Inc.
250 Exchange Place, Suite H
Herndon, Virginia 20170

> **Re:** **Applied Visual Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 2, 2010**
> **File No. 000-28238**

Dear Mr. Hare:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

> Sincerely,
>
> /s/ Stephen Krikorian
>
> Stephen Krikorian
> Accounting Branch Chief